Exhibit 12
General Electric Company Ratio of Earnings to Fixed Charges
	(Dollars in millions)	Years ended December 31

		1999	2000	2001	2002	2003

	General Electric Company and consolidated affiliates
	Earnings (a)	$15,942	$18,873	$20,049	$19,217	$20,194
Plus:	Interest and other financial charges included in expense	10,174	11,903	11,212	10,321	10,515
	One-third of rental expense (b)	558	608	566	584	542

	Adjusted "earnings"	$26,674	$31,384	$31,827	$30,122	$31,251

	Fixed Charges:
	Interest and other financial charges	$10,174	$11,903	$11,212	$10,321	$10,515
	Interest capitalized	123	124	98	53	48
	One-third of rental expense (b)	558	608	566	584	542

	Total fixed charges	$10,855	$12,635	$11,876	$10,958	$11,105

	Ratio of earnings to fixed charges	2.46	2.48	2.68	2.75	2.81

(a) Earnings before income taxes, minority interest and cumulative effect of accounting changes. (b) Considered to be representative of interest factor in rental expense.